MANDIRI SUPPORTS INDOSAT

CAPITAL EXPENDITURES OF RP 2 TRILLION

Jakarta, September 18, 2007– PT Indosat Tbk (“Indosat” or “the Company”) announced today that Indosat and PT Bank Mandiri (Persero) Tbk (Bank Mandiri) signed the loan agreement amounting Rp2 trillion. This negative pleged loan facility will mature in 5 years. Indosat will use the fund to finance its capital expenditure.

“In 2007, Indosat plans to spend the capital expenditure of US$1.2 billion, which is the largest investment that Indosat has made since its operations. The signing of the loan facility is part of our external financing plan to support our capital expenditure in this year" said Johnny Swandi Sjam, President Director of Indosat.

Abdul Rachman, Managing Director of Bank Mandiri said that this loan facility can be withdrawn in two steps in 2007, with fixed interest rate in the first two years and floating rate in the next three years. The maximum amount of this loan is Rp2 trillion.

“We have been partnering with Indosat in promoting Matrix, Cash Management, Payroll and Host to Host Top Up voucher”, explained Abdul Rachman.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 01016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary companies, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides broadband data communication through cellular or 3.5 G with HSDPA technology with access speed up to 3,6 Mbps. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

About Mandiri

PT Bank Mandiri is Indonesia's largest lender by assets. Net income at Bank Mandiri rose 163 percent to 4.12 trillion rupiah in the first six months this year from a year earlier. Such high profit was attributed to sound growth in net interest income, fee based income and a solid control in the operating cost. Net interest income, or interest earned from borrowers after payment interest to depositors, increased 38 percent to 6.7 trillion rupiah in the January to June period this year from 4.9 trillion rupiah a year earlier. Fee based income including marketable securities, credit cards and remittance, rose 35 percent to 1.8 trillion rupiah this year from 1.3 trillion rupiah a year earlier. Non performing loans at Bank Mandiri also improved. Net non performing loans, which excludes the value of collateral pledged againsts credit, improved to 3.9 percent in the first half of this year from 13.9 percent a year earlier. While gross non performing loan ratio improved to 15.5 percent in the first half this year from 24.98 percent a year earlier.

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Investor Relations Division

Telp : 62-21-3869615

Fax : 62-21-3804045

E-mail : investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.